Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the First Quarter of 2015

Improved results in the first quarter of 2015 as compared to the previous quarter

RISHON LEZION, Israel, May 28, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS") (BOSC), a leading Israeli provider of RFID and supply chain solutions to enterprises, today reported its financial results for the first quarter of 2015.

Yuval Viner, BOS' CEO, stated: "We ended the first quarter of the year 2015 close to breakeven, as compared to a net loss of $373,000 in the previous quarter. We are in line with our projections for the first quarter, and expect to end the year 2015 with a net GAAP profit, as compared to a net GAAP loss of $433,000 in the year 2014. Our gross profit margin improved to 20.3% in the first quarter of 2015, as compared to 15% in the previous quarter. We are working extensively to expand our business and improve profitability, possibly also through synergetic acquisitions."

Avidan Zelicovsky, BOS' president, added: "We are pleased that the gross profit margin of the Supply Chain division in the first quarter of 2015 increased to 16.6% from 9% in the previous quarter. In addition, the Supply Chain division's backlog is relatively high, so we expect the division's revenues for the year 2015 to be higher than for the year 2014."

Conference Call
BOS will host a conference call on Monday, June 1, 2015 at 10a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(Unaudited)		(Audited)

Revenues	$5,827	$7,241	$27,601
Cost of revenues	4,640	5,829	22,556
Gross profit	1,187	1,412	5,045

Operating costs and expenses:
Sales and marketing	678	807	3,043
General and administrative	409	425	1,882
Total operating costs and expenses	1,087	1,232	4,925

Operating profit	100	180	120
Financial expenses, net	(123)	(153)	(444)
Other expenses, net	-	-	(1)
Profit (loss) before taxes on income	(23)	27	(325)
Taxes on income	(1)	(10)	(108)
Net profit (loss)	(24)	17	(433)

Basic and diluted net loss per share from continuing operations	$(0.01)	$0.01	$(0.30)

Weighted average number of shares used in computing basic net earnings per share	1,816	1,291	1,449
Weighted average number of shares used in computing diluted net earnings per share	1,816	1,307	1,449

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$591	$1,522
Restricted bank deposits	257	216
Trade receivables	6,007	6,144
Other accounts receivable and prepaid expenses	723	490
Inventories	2,865	2,843

Total current assets	10,443	11,215

LONG-TERM ASSETS:
Restricted Bank deposit	261	263
Other assets	35	35

Total long-term assets	296	298

PROPERTY, PLANT AND EQUIPMENT, NET	541	556

OTHER INTANGIBLE ASSETS, NET	54	70

GOODWILL	4,122	4,122

	$15,456	$16,261

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,135	$4,297
Current maturities of long term loans	399	570
Trade payables	3,901	4,468
Employees and payroll accruals	425	389
Deferred revenues	669	621
Accrued expenses and other liabilities	359	236

Total current liabilities	9,888	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	186	190
Accrued severance pay	140	127
Deferred capital gain	60	66

Total long-term liabilities	386	383

SHAREHOLDERS' EQUITY	5,182	5,297

Total liabilities and shareholders' equity	$15,456	$16,261

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands)

	Three months ended March 31,					Year ended December 31,
	2015				2014	2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP	Non-GAAP

Revenues	$5,827	$-		$5,827	$7,241	$27,601
Gross profit	1,187	-		1,187	1,412	5,045
		16	(a)
Operating profit	100	41	(b)	157	278	508

Financial expenses, Income tax and others	(124)	-		(124)	(163)	(538)
Net income (loss)	$(24)	$57		$33	$115	$(30)

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014

Operating Profit	$100	$180	$120
Add:
Amortization of intangible assets	16	27	105
Stock based compensation	41	71	283
Depreciation	35	49	164
EBITDA	$192	$327	$672

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2015				Three months ended March 31, 2014

Revenues	$2,230	$3,597	$-	$5,827	$2,655	$4,601	$(15)	$7,241

Gross profit	$589	$598	$-	$1,187	$784	$628	$-	$1,412

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Twelve months ended December 31, 2014

Revenues	$11,328	$16,317	$(44)	$27,601

Gross profit	$2,868	$2,177	$-	$5,045

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